Exhibit 99.3

Consolidated Interim Financial Statements

(Unaudited)

Transition Therapeutics Inc.

For the three months ended September 30, 2012 and 2011

Transition Therapeutics Inc.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

In Canadian Dollars	Note	As at September 30, 2012	As at June 30, 2012

Assets
Current assets
Cash and cash equivalents	6	11,267,878	12,955,081
Short term investments	6	5,055,562	6,057,264
Due from Elan Pharma International Limited	8	10,815,200	-
Trade and other receivables		44,960	43,658
Investment tax credits receivable		299,315	241,951
Prepaid expenses and deposits		546,632	316,286
		28,029,547	19,614,240

Non-current assets
Property and equipment		204,793	215,000
Intangible assets	7	16,818,966	17,263,790
Total assets		45,053,306	37,093,030

Liabilities
Current liabilities
Trade and other payables		1,048,981	1,178,915
Current portion of contingent consideration payable		2,321,373	2,321,373
		3,370,354	3,500,288

Non-current liabilities
Contingent consideration payable		1,434,958	1,434,958
Leasehold inducement		31,437	34,295
		4,836,749	4,969,541

Equity attributable to owners of the Company
Share capital	10	165,334,259	165,334,259
Contributed surplus	10	13,168,411	13,168,411
Share-based payment reserve	10	3,334,054	2,977,032
Deficit		(141,620,167)	(149,356,213)
		40,216,557	32,123,489

Total liabilities and equity		45,053,306	37,093,030

Contingencies and commitments	13

The notes are an integral part of these consolidated financial statements

Tony Cruz	Christopher Henley
Director	Director

2

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

For the three months ended September 30, 2012 and 2011

(Unaudited)

In Canadian Dollars, except per share data	Note	September 30, 2012	September 30, 2011

Revenues
Licensing fees	9	10,815,200	-
Expenses
Research and development	11	2,054,546	2,253,724
Selling, general and administrative expenses	11	816,902	1,090,046
Loss on disposal of property and equipment		-	79,914

Operating Income (loss)		7,943,752	(3,423,684)

Interest income		33,617	39,927
Interest expense		-	(610)
Foreign exchange gain (loss)		(241,323)	513,610
Net income (loss) and comprehensive income (loss) for the period		7,736,046	(2,870,757)

Basic and diluted net income (loss) per common share	13	0.29	(0.12)

The notes are an integral part of these consolidated financial statements.

3

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three months ended September 30, 2012 and 2011

(Unaudited)

		Attributable to equity holders of the company
In Canadian Dollars	Note	Number of common shares	Share capital	Contributed surplus	Share-based payment reserve	Deficit	Total equity
		#	$	$	$	$	$

Balance, July 1, 2012		26,921,302	165,334,259	13,168,411	2,977,032	(149,356,213)	32,123,489
Net income and comprehensive income for the period		-	-	-	-	7,736,046	7,736,046
Share-based payment compensation expense	10	-	-	-	357,022	-	357,022
Balance, September 30, 2012		26,921,302	165,334,259	13,168,411	3,334,054	(141,620,167)	40,216,557

Balance, July 1, 2011		23,217,599	160,498,537	11,840,574	3,179,327	(137,086,368)	38,432,070
Net loss and comprehensive loss for the period						(2,870,757)	(2,870,757)
Share options expired or cancelled	10	-	-	170,532	(170,532)	-	-
Share-based payment compensation expense	10	-	-	-	344,975	-	344,975
Balance, September 30, 2011		23,217,599	160,498,537	12,011,106	3,353,770	(139,957,125)	35,906,288

The notes are an integral part of these consolidated financial statements.

4

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended September 30, 2012 and 2011

(Unaudited)

In Canadian Dollars	Note	September 30, 2012	September 30, 2011

Cash flows from operating activities
Net income (loss) for the period		7,736,046	(2,870,757)
Adjustments for:
Depreciation and amortization		455,330	461,750
Share-based payment compensation expense		357,022	344,975
Loss on disposal of property and equipment		-	79,413
Accrued interest		(16,133)	(15,754)
Unrealized foreign exchange (gain) loss		267,845	(530,282)
Change in working capital	14	(11,234,146)	(281,053)
Net cash used in operating activities		(2,434,036)	(2,811,708)

Cash flows from investing activities
Maturity of short term investments		1,017,835	-
Purchase of property and equipment		(3,157)	(1,215)
Net cash used in investing activities		1,014,678	(1,215)

Foreign exchange gains/(losses) on cash and cash equivalents		(267,845)	530,282

Net decrease in cash and cash equivalents		(1,687,203)	(2,282,641)
Cash and cash equivalents at beginning of period		12,955,081	17,422,364
Cash and cash equivalents at end of period	6	11,267,878	15,139,723

The notes are an integral part of these consolidated financial statements.

5

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited in Canadian dollars)

1.	GENERAL INFORMATION AND NATURE OF OPERATIONS

Transition Therapeutics Inc. and its subsidiaries (together the Company or Transition) was incorporated by Articles of Incorporation under the Business Corporations Act (Ontario) on July 6, 1998. The Company is a public company with common shares listed on both the NASDAQ and Toronto Stock Exchange and is incorporated and domiciled in Canada. The address of its registered office is 101 College Street, Suite 220, Toronto, Ontario, Canada.

The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company’s lead technologies are focused on the treatment of Alzheimer’s disease and diabetes.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

2.	BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) for interim financial statements, as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared using the historical cost convention except for the revaluation of certain financial assets and financial liabilities to fair value, including the contingent consideration payable.

The preparation of financial statements in conformity with IFRS requires use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in the annual consolidated financial statements for the year ended June 30, 2012.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of November 2, 2012, the date the Board of Directors approved the interim consolidated financial statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending June 30, 2013 could result in restatement of these interim consolidated financial statements.

The interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended June 30, 2012 prepared in accordance with IFRS.

4.	FINANCIAL RISK MANAGEMENT

Foreign exchange risk

The Company operates in Canada and has relationships with entities in other countries. Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies, mainly the US dollar. The Company does not enter into hedging or other contracts to mitigate its exposure to foreign exchange risk and maintains sufficient US dollars to meet the Company’s planned US dollar expenses.

6

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited in Canadian dollars)

Balances in foreign currencies at September 30, 2012 and June 30, 2012 are approximately:

	September 30, 2012	June 30, 2012
	US$	US$
Cash and cash equivalents	6,957,045	8,392,258
Short term investments	-	999,740
Due from Elan Pharma International Limited	11,000,000	-
Trade and other payables	(648,772)	(724,901)
	17,308,273	8,667,097

Fluctuations in the US dollar exchange rate could potentially have a significant impact on the Company’s results. At September 30, 2012, if the Canadian dollar weakened 10% against the US dollar, with all other variables held constant, comprehensive income for the three month period ended September 30, 2012 would have increased by approximately $589,000. Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, comprehensive income for the three month period ended September 30, 2012 would have decreased by approximately $589,000.

5.	Capital risk management

The Company’s primary objective when managing capital is to ensure its ability to continue as a going concern in order to pursue the development of its drug candidates and the out-license of these drug candidates to pharmaceutical companies. The Company attempts to maximize return to shareholders by minimizing shareholder dilution and, when possible, utilizing non-dilutive funding arrangements such as interest income and collaborative partnership arrangements.

The Company includes equity comprised of issued share capital, contributed surplus and deficit in the definition of capital. The Company has financed its capital requirements primarily through share issuances since inception and collaborative partnership agreements.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its drug candidates. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the three month period ended September 30, 2012 from the year ended June 30, 2012.

The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months. However, the Company’s working capital may not be sufficient to meet its stated business objectives in the event of unforeseen circumstances or a change in the strategic direction of the Company. When, or if, the Company requires additional capital, there can be no assurance that the Company will be able to obtain further financing on favourable terms, if at all.

6.	CASH AND CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

The Company’s cash equivalents are invested in bankers’ acceptances and other short-term instruments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase.

7

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited in Canadian dollars)

Short term investments consist of a medium term note debentures totaling $5,055,562 at September 30, 2012 [June 30, 2012 – $6,057,264] that matures on November 23, 2012 and has a rating of R1 or higher. There were no gains or losses realized on the disposal of the short term investments during the three month period ended September 30, 2012 or in the year ended June 30, 2012 as all the financial assets were held to their redemption date. The maximum exposure to credit risk at the reporting date is the carrying amount of cash and cash equivalents and short term investments.

Cash and cash equivalents consist of the following:

	September 30, 2012	June 30, 2012
	$	$
Cash	11,267,878	11,955,426
Cash equivalents	-	999,655
	11,267,878	12,955,081

7.	INTANGIBLE ASSETS

Intangible assets consist of the following:

	ENI Technology acquired (ELND005)	NMX Compounds acquired (TT-301/302)	Lilly Licenses acquired (TT-401/402)	Total
	$	$	$	$
As at July 1, 2012
Cost	20,547,993	11,085,259	1,055,900	32,689,152
Accumulated amortization and impairment	(11,501,321)	(3,800,410)	(123,631)	(15,425,362)
Net book value	9,046,672	7,284,849	932,269	17,263,790
As at September 30, 2012
Cost	20,547,993	11,085,259	1,055,900	32,689,152
Accumulated amortization and impairment	(11,748,189)	(3,985,167)	(136,830)	(15,870,186)
Net book value September 30, 2012	8,799,804	7,100,092	919,070	16,818,966

Period ended September 30, 2012
Opening net book value	9,046,672	7,284,849	932,269	17,263,790
Amortization charge	(246,868)	(184,757)	(13,199)	(444,824)
Net book value September 30, 2012	8,799,804	7,100,092	919,070	16,818,966

8

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited in Canadian dollars)

	Technology acquired (ELND005)	Compounds acquired (TT-301/302)	Licenses acquired (TT-401/402)	Total
	$	$	$	$
As at July 1, 2011
Cost	20,547,993	11,085,259	1,055,900	32,689,152
Accumulated amortization and impairment	(10,513,849)	(3,061,382)	(70,835)	(13,646,066)
Net book value	10,034,144	8,023,877	985,065	19,043,086
As at June 30, 2012
Cost	20,547,993	11,085,259	1,055,900	32,689,152
Accumulated amortization and impairment	(11,501,321)	(3,800,410)	(123,631)	(15,425,362)
Net book value June 30, 2012	9,046,672	7,284,849	932,269	17,263,790

Period ended June 30, 2012
Opening net book value	10,034,144	8,023,877	985,065	19,043,086
Amortization charge	(987,472)	(739,028)	(52,796)	(1,779,296)
Net book value June 30, 2012	9,046,672	7,284,849	932,269	17,263,790

The amortization and impairment charges of all intangible assets relates to the research and development efforts of the Company and has therefore been included in the “research and development” line in the consolidated statement of comprehensive income (loss).

8.	GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED

On September 25, 2006, Elan and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company’s novel therapeutic agent, ELND005, for the treatment of Alzheimer's disease.

Under the terms of the agreement, the Company received up-front payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, the Company was eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008.

On December 27, 2010, Transition and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005. Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and was eligible to receive a US$11 million payment upon the commencement of the next ELND005 clinical trial. As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 should the drug receive the necessary regulatory approvals for commercialization.

As the agreement is now a royalty arrangement, Transition is no longer obligated to fund the development or commercialization of ELND005 and has relinquished its 30% ownership of ELND005 to Elan. In light of the amendments to the collaboration agreement, the Company no longer has any funding obligations to Elan for the development of ELND005.

9

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited in Canadian dollars)

During the three month period ended September 30, 2012, Elan dosed the first patient in a Phase II clinical study of ELND005 in bipolar disorder. In light of this milestone being achieved, the Company recognized revenue of US$11 million (CDN $10,815,200) during the three month period ending September 30, 2012. The amount was received on October 1, 2012.

9.	LICENSING AND COLLABORATION AGREEMENT WITH ELI LILLY AND COMPANY

On March 3, 2010, Transition and Eli Lilly and Company (“Lilly”) entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and will retain the option to reacquire the rights to the compounds at a later date. Lilly will retain this option up until the end of Phase II. If Lilly exercises these rights, Transition would be eligible to receive milestone payments of up to US$250 million and up to low double digit royalties on sales of products containing such compounds should such products be successfully commercialized. If Lilly does not exercise these rights, Lilly would be eligible for low single digit royalties from Transition on sales of products containing such compounds should such products be successfully commercialized.

The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

10.	SHARE CAPITAL

Authorized

At September 30, 2012, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.

Common shares issued and outstanding during the period

At September 30, 2012, there were 26,921,302 common shares issued and outstanding.

Stock Option

			Weighted Average Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2012	1,949,919	2,977,032	4.10
Stock based compensation expense under IFRS		357,022	—
Stock options outstanding, September 30, 2012	1,949,919	3,334,054	4.10

			Weighted Average Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2011	1,549,101	3,179,327	5.57
Stock options expired [ii]	(19,202)	(82,890)	5.94
Stock options forfeited or cancelled [iii]	(14,826)	(87,642)	12.62
Stock based compensation expense under IFRS		344,975	—
Stock options outstanding, September 30, 2011	1,515,073	3,353,770	5.54

10

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited in Canadian dollars)

[i] During the three month periods ended September 30, 2012 and 2011, no stock options were exercised.

[ii] During the three month period ended September 30, 2012, no stock options expired unexercised. During the three month period ended September 30, 2011, 19,202 stock options expired unexercised. These stock options had a fair value of $82,890 which has been reclassified to contributed surplus.

[iii] During the three month period ending September 30, 2012, no stock options were forfeited or cancelled. During the three month period ended September 30, 2011, 14,826 stock options were forfeited or cancelled. These options had a fair value of $87,642 and were vested at the date of forfeit.

[iv] The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at September 30, 2012 are $7,991,811 [June 30, 2012 - $7,991,811].

11.	EXPENSES BY NATURE

	Three month period ended September 30, 2012	Three month period ended September 30, 2011
		$
Research and development
Clinical trials and manufacturing	1,217,749	1,277,820
Amortization	451,492	454,198
Salaries and benefits	290,155	386,284
Stock compensation expense	141,940	116,080
Facility lease costs and utilities	43,932	58,301
Insurance	23,447	22,410
General laboratory supplies and materials	25,297	10,701
Ontario investment tax credits	(139,466)	(72,070)
	2,054,546	2,253,724

Selling, general and administrative expenses
Salaries and benefits	327,150	383,145
Professional fees and services	106,949	131,976
Insurance	64,506	67,979
Stock compensation expense	215,082	228,895
Facility lease costs and utilities	35,548	51,601
Business development, corporate communication and investor relations	8,862	151,196
Regulatory and stock transfer fees	21,049	18,578
Office and related expenses	33,918	49,124
Amortization	3,838	7,552
	816,902	1,090,046

11

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited in Canadian dollars)

12.	EARNINGS (LOSS) PER SHARE

Basic and diluted loss per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common shares outstanding during the year. Outstanding options to purchase common shares of 1,949,919 [September 30, 2012 – 1,515,073] are not included in the calculation of diluted earnings per share as the effect is anti-dilutive due to the fact that the option exercise price exceeds the average market value of the Company’s common shares at September 30, 2012. For the three-month periods ended September 30, 2012 and 2011, 79,908 contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

	September 30, 2012	September 30, 2011
Income (loss) attributable to equity holders of the Company	$7,736,046	$(2,870,757)

Weighted average number of common shares outstanding	26,841,394	23,137,691

13.	CONTINGENCIES AND COMMITMENTS

At September 30, 2012, the Company is committed to aggregate expenditures of $4,000 under its collaboration agreements [June 30, 2012 -$4,000]. In addition, at September 30, 2012, the Company is committed to aggregate expenditures of approximately $1,751,000 [June 30, 2012 - $2,654,000] for clinical and toxicity studies to be completed during fiscal 2013, approximately $615,000 [June 30, 2012 - $711,000] for manufacturing agreements and approximately $23,000 [June 30, 2012 - $8,000] for consulting and other agreements.

Subsequent to September 30, 2012, the Company entered into an agreement for approximately US$497,000 to manufacture Phase II drug product supply.

14.	CHANGE IN WORKING CAPITAL

The change in working capital consists of the following:

	For the three month period ended September 30, 2012	For the three month period ended September 30, 2011
	$	$
Due from Elan Pharma International Limited	(10,815,200)	-
Trade and other receivables	(1,302)	32,615
Investment tax credits receivable	(57,364)	(41,492)
Prepaid expenses and deposits	(230,346)	489
Trade and other payables	(129,934)	(272,665)
	(11,234,146)	(281,053)

15.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management includes the Company’s directors, and members of the senior management team. The compensation paid or payable to key management for employee services is show below:

	For the three month period ended September 30, 2012	For the three month period ended September 30, 2011
	$	$
Salaries and other short-term employee benefits	341,304	378,449
Stock-compensation expenses	305,405	310,075
	646,709	688,524

12

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited in Canadian dollars)

16.	SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents, and operates in Canada. All revenues recognized during the three month period ended September 30, 2012 are from one partner, Elan Pharma International Limited, a company based in Ireland.

17.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative financial statements have been reclassified from statements previously presented to confirm to the presentation of the 2013 consolidated financial statements.

13